Exhibit 99.2



Dear Colleagues,

I am happy to announce to you that the discussions we started with Lucent have resulted in an agreement to merge our two companies, which would create a world leader in communications solutions.

We have a prior history with Lucent. Five years ago we considered merging, but there were too many constraints for both companies for the deal to be successful. Alcatel has made good use of this period to reshape our financial situation, to consolidate our position in various global markets and to become the indisputable leader in Triple Play and a leading player in convergence. Lucent, in turn, under the management of Patricia Russo, has evolved similarly and has, in particular confirmed its global leadership in CDMA.

Today we are facing challenges in our rapidly changing industry - strong competition, consolidation of the market, and convergence in technologies and services - we had to pick up the pace. Lucent is the ideal partner, our two companies being very complementary geographically as well as in our product portfolios. With this merger, we will be the pacesetter in the transformation of our industry. We will have combined revenues of 21 billion euros and will substantially enhance our global Research and Development capabilities (26,100 Engineers and a budget of approximately 2.4 billion euros).

What these companies can accomplish together far exceeds what each of us could do on our own. The combined company will allow us to cover the world better than any of our competitors. Combined we become the leading player in convergence, the number one in wireline, number two in wireless and number two in services. This is particularly true in almost all next-generation network technologies.

The most successful unions between two companies occur when they have more to offer one another. Thanks to the strong complimentary nature of our two companies this deal will result in synergies that can be managed reasonably well. The fundamental value of the deal is that of growth creation. We also share a common vision and understanding of network evolution and of our customers' needs, as well as a shared culture of technical excellence.

The merger is now under way. It has been approved by the Boards of both companies and must now be examined by the authorities in the United States and in Europe. It must also be approved by the shareholders of both companies. It will take six to twelve months to close the deal. At the same time our two companies will continue to operate separately with our customers' satisfaction remaining our daily goal.

We will make use of the coming months to prepare for the merger of the teams and processes. An "integration" task force managed by Patricia Russo and me will be set up very shortly. The objective is that on day one the newly named company will be operational straight away. In a merger, restructuring is inevitable, but given the complementary nature of our operations this should only affect around 10% of employees. This will be managed with the same sense of responsibility as we have done in the past.

Today we are also announcing how the merged company will be managed in order to reflect a balance between the two organizations, taking into account the best talents of each company and the multicultural nature of its workforce.

Beginning immediately after closing, there will be a Management Committee that will work towards this end, while ensuring continuity in the management of the two companies. This Management Committee of the combined company will be headed by Patricia Russo, CEO, will also consist of Mike Quigley, COO; Frank D'Amelio, Senior EVP, who will oversee the integration and the operations ; Jean-Pascal Beaufret, CFO; Etienne Fouques, EVP, who will supervise the emerging countries strategy; and Claire Pedini, Senior VP, Human Resources. Additional organization and management team announcements will be made at a future date.

As a result, the executive committee that will manage Alcatel in the coming months will be modified according to the attached organizational announcement.

The deal was accomplished today due to your effort and hard work over the last years and I thank you for this. Once again I ask you to use your extraordinary capacity for change and characteristic reliability, which are essential strengths for our future. I know I can rely on you.

Patricia Russo and I will address all employees via video on Monday on the Intranet.

Serge Tchuruk


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SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

This document contains statements regarding the proposed transaction between Lucent and Alcatel, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about Lucent and Alcatel's managements' future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Lucent and Alcatel and the combined company, as well as Lucent's and Alcatel's and the combined company's future performance and the industries in which Lucent and Alcatel operate and the combined company will operate, in addition to managements' assumptions. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement entered into by Lucent and Alcatel; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our respective global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to Lucent's Form 10-K for the year ended September 30, 2005 and Alcatel's Form 20-F for the year ended December 31, 2005 as well as other filings by Lucent and Alcatel with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Lucent and Alcatel disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.


IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

         In connection with the proposed transaction, Alcatel and Lucent intend to file relevant materials with the Securities and Exchange Commission, including the filing by Alcatel with the Securities and Exchange Commission of a Registration Statement on Form F-6 and a Registration Statement on Form F-4 (collectively, the "Registration Statements"), which will include a preliminary prospectus and related materials to register the American Depositary Shares (each, an "ADS"), as well as the Alcatel ordinary shares underlying such ADSs, to be issued in exchange for Lucent common shares, and Lucent and Alcatel plan to file with the Securities and Exchange Commission and mail to their respective stockholders a Proxy Statement/Prospectus relating to the proposed transaction. The Registration Statements and the Proxy Statement/Prospectus will contain important information about Lucent, Alcatel, the transaction and related matters. Investors and security holders are urged to read the Registration Statements and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus and other documents filed with the Securities and Exchange Commission by Lucent and Alcatel through the web site maintained by the Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus when they become available from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500 and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boetie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.

         Lucent and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Lucent's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about January 3, 2006. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500.

         Alcatel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Alcatel's Form 20-F filed with the Securities and Exchange Commission on March 31, 2006. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boetie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.